April 14, 2016 VIA EDGAR

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI  53202-5306

414.271.2400 TEL

414.297.4900 FAX

WWW.FOLEY.COM

WRITER’S DIRECT LINE

414.297.5678

pgquick@foley.com EMAIL

CLIENT/MATTER NUMBER

102239-0134

Mr. M. Hughes Bates

Special Counsel

U.S. Securities and Exchange Commission

Office of Structured Finance

100 F Street, N.E.

Washington, DC  20549

Re:                           Harley-Davidson Customer Funding Corp.

Registration Statement on Form SF-3

Filed December 31, 2015

File No. 333-208825

Dear Mr. Bates:

On behalf of our client, Harley-Davidson Customer Funding Corp., a Nevada corporation (the “Company”), we are enclosing the Company’s request for acceleration of the effective date of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended. As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 4:00 P.M., Eastern Time, on Monday, April 18, 2016, or as soon as is practicable thereafter.

Should any questions arise in connection with this filing or to advise that the Registration Statement has been declared effective, please contact the undersigned at (414) 297-5678, David B. Ryan at (414) 297-5761 or Jessica S. Lochmann at (414) 297-5817.

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Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

cc:        Michelle Stasny

Securities and Exchange Commission

James Darrell Thomas

Julia Landes

Damon Klein

Harley-Davidson Customer Funding Corp.

Nicholas Faleris

Jessica Lochmann

David Ryan

Foley & Lardner LLP

HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

3850 Arrowhead Drive

Carson City, Nevada 89706

April 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                         Harley-Davidson Customer Funding Corp.

Registration Statement on Form SF-3

Filed December 31, 2015

File No. 333-208825

Ladies and Gentlemen:

The undersigned Harley-Davidson Customer Funding Corp. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of the Company’s Registration Statement on Form SF-3 (File No. 333-208825), so that it may be declared effective at 4:00 P.M., Eastern Time, on Monday, April 18, 2016, or as soon as is practicable thereafter.

In connection with the foregoing request for acceleration of the Registration Statement, the Company hereby acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

By:	/s/ James Darrell Thomas
James Darrell Thomas
Vice President, Treasurer and
Assistant Secretary